082-03430

SUPPL

TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN ADDS EXPLORATION LAND IN PERU AND UPDATES STATUS IN KENYA

TORONTO - May 12, 2008 Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) is pleased to announce that it has acquired a 49% interest in the 5,000 hectare (12,400 acre) Pukaqaqa Sur property, which is contiguous to Tiomin's existing resource at the Pukaqaqa Norte copper-gold project, located in central Peru. Tiomin and its 51% partner, Compañia Minera Milpo S.A. ('Milpo'), plan to explore the new property in 2008/9.

Bob Jackson, Tiomin CEO, said "We enjoy a close working relationship with Milpo and will use our strong cash position to finance our share of the costs at Pukaqaqa".

In Kenya, the Kwale Titanium Project ('Kwale') remains in *Force Majeure* while the Government of Kenya ('GoK') completes the remaining conditions likely to be required by lenders. Tiomin is confident that Kwale can ultimately be developed but notes that bureaucratic processes are unpredictable and often take longer than expected.

Mr. Jackson commented "Kwale was financed and ready to start construction in 2006 but the GoK bureaucracy was not ready, which ultimately prevented Tiomin from accessing the debt. Kenya has calmed down since the election-related troubles and the GoK is making progress with its tasks. However, our prior experience means that we will not attempt to restart Kwale until the GoK meets all the lenders' previous conditions. In the meantime, we have slashed our costs in Kenya while we wait for the GoK and appointed Joyce Misoi, who formerly managed Tiomin's investor relations, to advise on political developments in Kenya. Various parties have approached us about Kwale and our options include another attempt at building Kwale ourselves, a partial sale and an outright sale. Each alternative has risks and advantages and we continue to evaluate our choices".

For further information please contact (416) 350 3779 or visit www.tiomin.com:

Jean-Charles Potvin
Executive Chairman

Robert Jackson
President & CEO

Jim O'Neill
Corporate Controller
Investor Relations
joneill@tiomin.com

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08002739

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